SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Resignation of Directors

On May 29, 2026 and May 30, 2026, respectively, Marcus Bagnall and Patrick Michaels notified the Board of Directors (the “Board”) of Highway Holdings Limited (the “Company”) of their decision to resign from the Board, effective as of such respective dates. Mr. Bagnall and Mr. Michaels’ resignations were not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expresses its gratitude to Mr. Bagnall and Mr. Michaels for their dedicated service and valuable contributions to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: June 4, 2026	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

2